                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                             SCHEDULE 13D

                                               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                          (AMENDMENT NO. 4)*

                                                          A.T. Cross Company
              ----------------------------------------------------------------------------------------------------------
                                                           (Name of Issuer)

                                                 Class A Common Stock, $1.00 Par Value
               ---------------------------------------------------------------------------------------------------------
                                                    (Title of Class of Securities)

                                                              227478 10 4
               --------------------------------------------------------------------------------------------------------
                                                            (CUSIP Number)

                                    John T. Ruggieri, One Albion Rd., Lincoln 02865 (401) 333-1200
              ----------------------------------------------------------------------------------------------------------
                                             (Name, Address and Telephone Number of Person
                                           Authorized to Receive Notices and Communications)

                                                           February 11, 2002
               ---------------------------------------------------------------------------------------------------------
                                        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note:  Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The  remainder  of this cover  page  shall be filled out for a  reporting  person's  initial  filing on this form with  respect to the subject class of securities,  and for any subsequent  amendment  containing  information  which would alter disclosures provided in a prior cover page.

The  information  required on the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  227478 10 4

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Galal Doss
         ------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group*             (a)      [    ]
         Not Applicable                                                (b)      [    ]
         ------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
         ------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)
         PF
         ------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                       [    ]
         Not Applicable
         ------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         Egypt
         ------------------------------------------------------------------------------------------------------------
                           (7)      Sole Voting Power
Number of                           3,965,750
Shares                     ------------------------------------------------------------------------------------------
Beneficially               (8)      Shared Voting Power
Owned by                            260,200
Each                       ------------------------------------------------------------------------------------------
Reporting                  (9)      Sole Dispositive Power
Person With                         3,965,750
                           ------------------------------------------------------------------------------------------
                           (10)     Shared Dispositive Power
                                    260,200
                           ------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,225,950
         -----------------------------------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                            [     ]
         Not Applicable
         -----------------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         28.8%
         -----------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person

         IN
         ----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

Class A Common Stock, $1.00 par value per share ("Common Stock").  A.T. Cross Company, One Albion Road, Lincoln, Rhode Island 02865.

ITEM 2.  IDENTITY AND BACKGROUND.

         If the person filing this statement is a natural person, provide the information  specified in (a) through (f) of this Item with respect to such person(s).

         (a)      Galal Doss

         (b)      Residence:
                  Villa Gala Doss
                  Metwaley Shrawi Street
                  Masaken Sheraton
                  Heliopolis
                  Cairo, Egypt

         (c)      Chairman and Chief Executive Officer
                  Family Nutrition, S.A.E.
                  Family Cosmetics, S.A.E.
                  P.O. Box 45
                  Ramadan City
                  Egypt

         (d)      None

         (e)      None

         (f)      Egypt

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to purchase the securities herein described came from the personal resources of the reporting person.

ITEM 4.  PURPOSE OF TRANSACTION.

The  reporting  person,  who serves as a Director of the issuer has  acquired  the shares over time as an  investment.
The  reporting  person has no plans,  in his capacity as an individual  investor,  which relate to or would result in:
(a) the acquisition by any person of additional  securities of the issuer, or the disposition of the securities of the issuer; (b) an extraordinary corporate transaction, such as a merger,  reorganization,  or liquidation,  involving the issuer or any of its  subsidiaries;  (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;  (d) any change in the present board of directors or  management  of the issuer,  including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board;  (e) any material change in the present  capitalization or dividend policy of the issuer;  (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, by-laws or instruments  corresponding thereto or other  actions  which may impede the  acquisition  of control  of the  issuer by any  person;  (h)  causing a class of securities of the issuer to be delisted from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;  (i) a class of equity securities of the issuer becoming  eligible for termination of registration  pursuant to Section  12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In his capacity as a Director of the issuer,  the reporting  person may, from time to time, have a role in formulating plans which  relate to or would  result in any of the  foregoing  actions,  which would be  disclosed by the issuer as required under applicable law.  The reporting person has no such plans in his capacity as an investor.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)   The aggregate  number of securities  identified  pursuant to Item 1 beneficially  owned by the reporting  person is 4,225,950, representing 28.8% of the class of securities outstanding as of December 31, 2001.

(b)   The number of shares as to which  there is sole power to vote or to direct the vote is  3,965,750;  the number of shares as to which there is shared power to vote or to direct the vote is 260,200;  the number of shares as to which there is sole power to dispose or to direct the  disposition  is 3,965,750;  the number of shares as to which there is shared power to dispose or direct the disposition is 260,200.

(c)   Not Applicable

(d)   Not Applicable

(e)   Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable

SIGNATURE

         After  reasonable  inquiry  and to the best of my knowledge and belief, I certify  that the  information set forth in this statement is true, complete and correct.

Date:  March 1, 2002                                          /s/ Galal Doss
                                                              ------------------
                                                                  Galal Doss